UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

SAASMAX, INC.

(Exact name of registrant as specified in its charter)

COMMISSION FILE NUMBER 000-54504

NEVADA	27-4636847
(State or other jurisdiction of incorporation or organization)	(I.R.S Employer Identification No.)

7770 Regents Road, Suite 113-129 San Diego, CA 92122
(Address of principal executive offices)

(858) 518-0447
(Registrant's telephone number, including area code)

SaaSMAX, INC.

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF THE SECURITIES

EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

THIS SCHEDULE IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF SaaSMAX, INC.

GENERAL

This Information Statement is being mailed or delivered to the stockholders of record of shares of common stock, par value $0.001 per share (the “Common Stock”) of SaaSMAX, Inc. (the “Company”) as of July 12, 2013 with respect to a change of the majority of directors of the Company in connection with a change of control of the Company.  This Information Statement is being distributed on July 12, 2013.  In connection with the change of control, the Company is also changing its business from the operation of its SaaSMAX online business to business marketplace to the distribution, under an exclusive distributor agreement described below, of a propane diesel duel fuel retrofit system.

On July 10, 2013, the Company entered into a Share Exchange Agreement (the “Share Exchange Agreement”) with Dina M. Moskowitz, the Company’s sole executive officer and director. The Share Exchange Agreement contemplates the cancellation by Ms. Moskowitz of 2,156,704 common shares of the Company in consideration of all of the issued and outstanding common shares of SaaSMAX Corp., the Company’s wholly-owned subsidiary (the “Subsidiary”).  On July 1, 2013, the Company had transferred all of its assets and business operations to the Subsidiary in exchange for the Subsidiary assuming all of the Company’s indebtedness at that date, other than convertible promissory notes totalling $225,000.

The closing of the Share Exchange Agreement is expected to occur ten business days after mailing of this Information Statement to the Company’s stockholders of record.

Pursuant to the provisions of the Share Exchange Agreement, Ms. Moskowitz will resign as the Company’s Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer and as a director of the Company and will be replaced by the following persons (the “Proposed Directors”):

Name of Proposed Director	Titles of Proposed Director
Harold C. Moll	Chief Executive Officer, President and Director
Rob Rainer	Chief Financial Officer, Secretary, Treasurer and Director

The resignation of Ms. Moskowitz and the appointment of the Proposed Directors will not be effected until closing of the Share Exchange Agreement.

The change in the business of the Company is a result of the Company entering into an agreement dated July 9, 2013 (the “Exclusive Distributor Agreement”) with California Clean Air Technologies, LLC, a Nevada limited liability company (“CCAT”) whereby the Company obtained the exclusive distribution rights in Canada (non-exclusive for British Columbia, Alberta and Saskatchewan) to market, sell and distribute a propane diesel duel fuel retrofit system (“DFRS Products”) owned by CCAT.

The Exclusive Distributor Agreement is for a term of five (5) years unless sooner terminated in accordance with the provisions of the Exclusive Distributor Agreement.  The Company has the right to extend the Agreement for an additional five (5) year term, if it is in compliance with the Minimum Royalty requirements described below.

Under the terms of the Exclusive Distributor Agreement, as consideration for the exclusive distribution rights, the Company (i) issued 25,000 shares of its common stock to CCAT, and (ii) issued a promissory note in the principal amount of $50,000 payable without interest on July 30, 2013.  As additional consideration for the Exclusive Distributor Agreement, the Company will to pay to CCAT a royalty of $750 per sale of DFRS Products.  CCAT will have the exclusive rights to install the DFRS Products at a fixed price between $2,500 and $5,000, depending on the size of the engine.  CCAT may, on 30 days written notice, terminate the Exclusive Distributor Agreement if the Company fails to achieve sufficient sales to generate Minimum Royalties of $22,500 (Year 1), $37,500 (Year 2), $60,000 (Year 3), $82,500 (Year 4), and $105,000 (Year 5).

VOTING SECURITIES AND PRINCIPAL STOCKHOLDERS

1.

Voting Securities of the Company

As of July 10, 2013, there were 4,454,704 shares of the Company’s Common Stock issued and outstanding. Each share of Common Stock entitles the holder thereof to one vote on each matter that may come before a meeting of the stockholders.

2.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information concerning the number of shares of the Company’s Common Stock owned beneficially as of July 10, 2013 by: (i) each of the Company’s directors; (ii) each of the Company’s named executive officers, and (iii) officers and directors as a group.  Unless otherwise indicated, the stockholders listed possess sole voting and investment power with respect to the shares shown:

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Common Stock(1)
DIRECTORS AND OFFICERS
Common Stock	Dina M. Moskowitz Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer and Director	2,156,704 (direct)	48%
Common Stock	All Officers and Directors as a Group (1 person)	2,156,704	48%
5% STOCKHOLDERS
Common Stock	Dina M. Moskowitz Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer and Director 3270 Caminito Eastbluff, Unit 95, La Jolla, CA 92037	2,156,704 (direct)	48%
Common Stock	Harold C. Moll Box 866, Georgetown Grand Cayman, British West Indies	629,192 (direct)	14%
Common Stock	Rob Rainer 3254 Prospect Ave. La Crescenta, CA 91214	743,308(2) (direct)	16%

(1)

Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of Common Stock actually outstanding on the date of this Information Statement. As of July 10, 2013, the Company had 4,454,704 shares of Common Stock issued and outstanding.

(2)

Mr. Rainer holds 643,308 shares of Common Stock and a $25,000 convertible note which is convertible into 100,000 shares of Common Stock.

Upon completion of the Transaction, the following table sets forth certain information concerning the number of shares of the Company’s Common Stock expected to be owned beneficially by: (i) each of the Company’s directors; (ii) each of the Company’s named executive officers, and (iii) officers and directors as a group. Unless otherwise indicated, the stockholders listed shall possess sole voting and investment power with respect to the shares shown:

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(3)	Percentage of Common Stock(3)
DIRECTORS AND OFFICERS
Common Stock	Harold C. Moll Chief Executive Officer, President and Director	2,129,192 (direct)	28%
Common Stock	Rob Rainer Chief Financial Officer, Secretary, Treasurer and Director	2,243,308(2) (direct)	29%
Common Stock	All Officers and Directors as a Group (2 persons)	4,372,500	57%
5% STOCKHOLDERS
Common Stock	Harold C. Moll Chief Executive Officer, President and Director Box 866, Georgetown Grand Cayman, British West Indies	2,129,192 (direct)	40%
Common Stock	Rob Rainer Chief Financial Officer, Secretary, Treasurer and Director 3254 Prospect Ave. La Crescenta, CA 91214	2,243,308(2) (direct)	41%

(1)

Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of Common Stock actually outstanding on the date of this Information Statement. At Closing, the Company will have 5,298,000 shares of Common Stock issued and outstanding.

(2)

Mr. Rainer holds 2,143,308 shares of Common Stock and a $25,000 convertible note which is convertible into 100,000 shares of Common Stock.

(3)

Assumes the issuance of 1,500,000 earn-out shares to each of Mr. Moll and Mr. Rainer as described under Item 3 below.

3.

Changes in Control

Upon completion of the Transaction as described above, there will be a change of control in the Company.  In consideration of Mr. Moll and Mr. Rainer agreeing to act as directors and officers of the Company, the Company will issue 1,500,000 earn-out shares each to Mr. Moll and Mr. Rainer. In addition, Ms. Moskowitz will cancel the 2,156,704 common shares of the Company owned by her in consideration for her acquisition of the Subsidiary.

Pursuant to the provisions of the Share Exchange Agreement, Ms. Moskowitz will resign as the Company’s Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer and as a director of the Company and will be replaced by the following persons (the “Proposed Directors”):

Name of Proposed Director	Titles of Proposed Director
Harold C. Moll	Chief Executive Officer, President and Director
Rob Rainer	Chief Financial Officer, Secretary, Treasurer and Director

The resignation of Ms. Moskowitz and the appointment of the Proposed Directors will not be effected until closing of the Share Exchange Agreement.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth information regarding the Company’s current executive officers and directors and the proposed executive officers and directors of the Company:

Name	Age	Positions
Dina M. Moskowitz (current)	46	Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer and Director
Harold C. Moll (upon closing)	78	Chief Executive Officer, President and Director
Rob Rainer (upon closing)	64	Chief Financial Officer, Secretary, Treasurer and Director

Set forth below is a brief description of the background and business experience of each of the listed executive officers and directors for at least the past five years.

Dina M. Moskowitz. Ms. Moskowitz has been our Chief Executive Officer and Chief Financial Officer from our inception.  Currently and in the foreseeable future she will devote approximately 100% of her time to the affairs of the Company. From May of 2010 to September 2012, she was also CEO of Critical Digital Data Solutions, Inc., ("CDDS"), a company that offers cloud-based online data storage to individuals and businesses. In addition, Ms. Moskowitz was also Founder and Principal of Corporate Business Plan Associates ("CBPA"), a single proprietorship, through which she has provided business plan and strategic consulting services to early stage companies, primarily in the technology space, for more than 15 years. From 1998 to 2007 she devoted approximately 50% of her time to CBPA.  From 2004 to 2008, she served as a part time V.P. of Marketing and consultant for Spoken Translation, Inc., (a speech-to-speech translation software app vendor), and has provided consulting services to other software companies.  Ms. Moskowitz is also a licensed real estate salesperson in the State of California. She is a graduate of the Wharton School of Business, University of Pennsylvania, where she earned a B.S. of Economics degree in Finance.

Harold C. Moll.  Mr. Moll is a self-employed investor and financier.  He has in the past acted as a director and/or officer of a number of public companies including 3D Systems Inc. (3-D printing), PLC Systems Inc. (heatt laser), Cornwall Petroleum and Resources Ltd. (oil exploration and production), American Energy Corporation (mineral exploration), International Potter Distilling Corporation (spirit beverages), and Calona Wines Ltd. (wine production and sales).

Rob Rainer.  Mr. Rainer is a self-employed businessman who has run his own accounting/tax and computer system maintenance company for the last 34 years.  He is an Enrolled Agent as well as a Microsoft Certified Professional.  Prior to that, Mr. Rainer was second-in-command in running the finances of a large U.S. non-profit and charitable organization.

LEGAL PROCEEDINGS INVOLVING DIRECTORS AND EXECUTIVE OFFICERS

The Company is not aware of any legal proceedings to which any current or prospective director, officer, affiliate of the Company, or owner of more than five percent of the Company’s Common Stock (beneficially or of record) is a party adverse in interest to the Company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except as described above, none of the following parties has, in the last two years, had any material interest, direct or indirect, in any transaction with the Company or in any presently proposed transaction that has or will materially affect the Company:

•

Any of the Company’s directors or officers;

•

Any person proposed as a nominee for election as a director;

•

Any person who beneficially owns, directly or indirectly, shares carrying more than 5% of the voting rights attached to the Company’s outstanding shares of common stock;

•

Any of the Company’ promoters; and

•

Any member of the immediate family (including spouse, parents, children, siblings and in-laws) of any of the foregoing persons.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s executive officers and directors and persons who own more than 10% of a registered class of the Company’s securities (“Reporting Persons”) to file reports of ownership and changes in ownership with the SEC.  Reporting Persons are required by SEC regulations to furnish the Company with copies of all forms they file pursuant to Section 16(a).  Based solely on a review of such reports received by the Company, the Company believes that, during the last fiscal year, all Reporting Persons complied with all Section 16(a) filing requirements applicable to them.

AUDIT, NOMINATING AND COMPENSATION COMMITTEES OF THE BOARD OF DIRECTORS

The Company’s audit committee presently consists of our sole director. The Company does not have a compensation committee or nominating committee.

The Company’s sole director performs the functions of a nominating committee and oversees the process by which individuals may be nominated to the board of directors. The current size of the board of directors does not facilitate the establishment of a separate committee. The Company hopes to establish a separate nominating committee consisting of independent directors, if the number of its directors is expanded.

Audit Committee Financial Expert

The Company has no audit committee financial expert serving on its audit committee. The Company believes the cost related to retaining a financial expert at this time is prohibitive. Further, because of the Company’s state of development, it believes the services of a financial expert are not warranted.

DIRECTOR INDEPENDENCE

Our common stock is quoted on the OTC Bulletin Board inter-dealer quotation system, which does not have director independence requirements.  Under NASDAQ Rule 5605(a)(2), a director is not considered to be independent if he or she is also an executive officer or employee of the corporation.  The Company’s sole director, Dina M. Moskowitz, is also the Chief Executive Officer, Chief Financial Officer, President, Secretary and Treasurer. As a result, the Company does not have any independent directors.

As a result of the Company’s limited operating history and limited resources, its management believes that it will have difficulty in attracting independent directors. In addition, the Company would likely be required to obtain directors’ and officers’ insurance coverage in order to attract and retain independent directors. Management believes that the costs associated with maintaining such insurance is prohibitive at this time.

MEETINGS OF DIRECTORS

There were no meetings of the board of directors during the last full fiscal year and all actions taken by the board of directors were taken by consent resolution.  As such, every member of the Company’s board of directors participated in decisions made by the board.

NOMINATION AND APPOINTMENT OF DIRECTORS

It is expected that the appointment of the Proposed Directors will be made by a consent resolution of the Company’s current director. As such, the stockholders of the Company will not be given an opportunity to recommend additional or alternative candidates for the Company’s board of directors.

SECURITY HOLDER COMMUNICATIONS WITH THE BOARD OF DIRECTORS

The Company has not provided any separate process for communicating with the board of directors.  Communications to the board of directors may be directed to the Company at the address and telephone number set out on the cover page to this Information Statement.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

Summary Compensation Table

The following table sets forth total compensation paid to or earned by our named executive officers, as that term is defined in Item 402(m)(2) of Regulation S-K, during the fiscal years ended December 31, 2012 and 2011:

SUMMARY COMPENSATION TABLE
Name & Principal Position	Year End December 31,	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compen-sation ($)	Nonqualified Deferred Compen-sation Earnings ($)	All Other Compen-sation ($)	Total ($)
Dina M. Moskowitz President, Secretary, Treasurer, CEO & CFO	2012 2011	40,000 0	0 0	0 0	0 0	0 0	0 0	0 0	40,000 0

Ms. Moskowitz received compensation of $40,000 during 2012 and no compensation during 2011 from the Company. There are no current employment agreements between the Company and its executive officer or understandings regarding future compensation.

Outstanding Awards At Fiscal Year-End

As at December 31, 2012, the Company had no outstanding equity awards.

Employment Contracts

Except as disclosed above, the Company has no employment contracts, termination of employment or change-in-control arrangements with any of the Company’s executive officers or directors.

OTHER INFORMATION

The Company is subject to the information and reporting requirements of the Exchange Act and, in accordance with that Act, files periodic reports, documents and other information with the SEC relating to its business, financial statements and other matters. These reports and other information may be inspected and are available for copying at the offices of the SEC, Room 1580, 100 F Street NE, Washington D.C. 20549 and are available on the SEC’s website at www.sec.gov.

BY ORDER OF THE BOARD OF DIRECTORS

SAASMAX, INC.

Dated: July 12, 2013

/s/Dina M. Moskowitz

DINA M. MOSKOWITZ

Chief Executive Officer, Chief Financial Officer,

President, Secretary, Treasurer and Director